SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549





                                    FORM 11-K

                                  ANNUAL REPORT





                        Pursuant to Section 15 (d) of the
                         Securities Exchange Act of 1934




                   For the fiscal year ended December 31, 1997
                         Commission File Number 1-11377



A.   Full title of the Plan:

              PSI ENERGY, INC. UNION EMPLOYEES' 401(k) SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:


                                  Cinergy Corp.

                             139 East Fourth Street

                          Cincinnati, Ohio 45202 - 4003

                                PSI Energy, Inc.
                      Union Employees' 401(k) Savings Plan

                        FINANCIAL STATEMENTS AND EXHIBITS

                                                                        Page No.
(a)      Financial Statements
         Report of Independent Public Accountants                          3
         Statement of Net Assets Available for Benefits, with
           Fund Information, as of December 31, 1997                       4
         Statement of Net Assets Available for Benefits, with
           Fund Information, as of December 31, 1996                       5
         Statement of Changes in Net Assets Available for Benefits,
           with Fund Information, for the Year Ended December 31, 1997     6
         Notes to Financial Statements                                    7-10
         Financial Statement Schedules (As Required By The Employee
           Retirement Income Security Act)
             Schedule I - Schedule of Assets Held for Investment
               Purposes - December 31, 1997                               11
             Schedule II - Schedule of Reportable Transactions for
               the year ended December 31, 1997                           12

(b)      Exhibit
         23)      Consent of Independent Public Accountants

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Plan Administrator of the PSI Energy, Inc. Union Employees' 401(k) Savings Plan:

We have audited the accompanying statements of net assets available for benefits, with fund information, of the PSI ENERGY, INC. UNION EMPLOYEES' 401(k) SAVINGS PLAN as of December 31, 1997 and 1996, and the related statement of changes in net assets available for benefits, with fund information, for the year ended December 31, 1997. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits, with fund information, of the Plan as of December 31, 1997 and 1996, and the changes in net assets available for benefits, with fund information, for the year ended December 31, 1997 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules (Schedules I and II) are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.






                                                             ARTHUR ANDERSEN LLP




Cincinnati, Ohio
June 22, 1998


              PSI Energy, Inc. Union Employees' 401(k) Savings Plan
      Statement of Net Assets Available for Benefits, with Fund Information
                             As of December 31, 1997





                                                                Participant Directed


                                               Fidelity        Fidelity                                             Fidelity
                               Fidelity        Equity-           Asset          Fidelity         Fidelity         Diversified
                               Magellan         Income          Manager        U.S. Bond        Low-Priced        International
                                 Fund            Fund            Fund          Index Fund       Stock Fund            Fund
ASSETS
Investments, at fair
  value:
Shares of registered
  investment companies      $13,562,482      $8,262,065       $3,364,616        $550,494         $375,042          $205,951
Common stock                          -               -                -               -                -                 -
Participant loans                     -               -                -               -                -                 -
    Total investments        13,562,482       8,262,065        3,364,616         550,494          375,042           205,951
Receivables:
Employer's
  contribution                        -               -                -               -                -                 -
Participants'
  contributions                  71,400          42,024           17,923           3,953            5,001             2,141
     Total receivables           71,400          42,024           17,923           3,953            5,001             2,141

Net assets available
  for benefits              $13,633,882      $8,304,089       $3,382,539        $554,447         $380,043          $208,092


              PSI Energy, Inc. Union Employees' 401(k) Savings Plan
 Statement of Net Assets Available for Benefits, with Fund Information (Continued)
                             As of December 31, 1997

                                                                                            Non-
                                                                                        Participant
                                                     Participant Directed                 Directed

                                       Fidelity
                                      Retirement
                                        Money           Cinergy                            Cinergy
                                        Market           Common         Participant        Common
                                        Fund           Stock Fund        Loan Fund       Stock Fund          Total
ASSETS
Investments, at fair
  value:
Shares of registered
  investment companies                $4,774,242      $         -     $           -       $      -        $31,094,892
Common stock                                   -       14,534,109                 -     17,147,871         31,681,980
Participant loans                              -                -         2,490,292              -          2,490,292
    Total investments                  4,774,242       14,534,109         2,490,292     17,147,871         65,267,164
Receivables:
Employer's
  contribution                                 -                -                 -         62,736             62,736
Participants'
  contributions                           22,832          213,208                 -              -            378,482
     Total receivables                    22,832          213,208                 -         62,736            441,218

Net assets available
  for benefits                        $4,797,074      $14,747,317        $2,490,292    $17,210,607        $65,708,382

The accompanying notes are an integral part of these financial statements.


             PSI Energy, Inc. Union Employees' 401(k) Savings Plan
      Statement of Net Assets Available for Benefits, with Fund Information
                             As of December 31, 1996





                                                                        Participant Directed
                                                                                                                    Fidelity
                                                                   Fidelity       Fidelity                         Retirement
                                                  Fidelity         Equity-          Asset          Fidelity          Money
                                                  Magellan          Income         Manager        U.S. Bond          Market
                                                    Fund             Fund           Fund          Index Fund          Fund
ASSETS
Investments, at fair value:
Shares of registered investment
  companies                                     $9,893,011       $5,550,284      $2,486,637        $411,730         $4,575,631
Common Stock                                             -                -               -               -                  -
Participant Loans                                        -                -               -               -                  -
     Total investments                           9,893,011        5,550,284       2,486,637         411,730          4,575,631
Receivables:
Employer's Contribution                                  -                -               -               -                  -
Participants' Contributions                         65,642           33,864          17,889           3,854             20,435
     Total receivables                              65,642           33,864          17,889           3,854             20,435

Net assets available for benefits               $9,958,653       $5,584,148      $2,504,526        $415,584         $4,596,066



             PSI Energy, Inc. Union Employees' 401(k) Savings Plan
 Statement of Net Assets Available for Benefits, with Fund Information (Continued)
                             As of December 31, 1996



                                                                                     Non-
                                                                                  Participant
                                                     Participant Directed           Directed


                                                  Cinergy                           Cinergy
                                                  Common         Participant         Common
                                                Stock Fund        Loan Fund        Stock Fund          Total
ASSETS
Investments, at fair value:
Shares of registered investment
  companies                                      $         -       $        -       $         -      $22,917,293
Common Stock                                      12,197,142                -        12,851,674       25,048,816
Participant Loans                                          -         1,819,836                -        1,819,836
     Total investments                            12,197,142         1,819,836       12,851,674       49,785,945
Receivables:
Employer's Contribution                                    -                 -          638,714          638,714
Participants' Contributions                           23,617                 -                -          165,301
     Total receivables                                23,617                 -          638,714          804,015

Net assets available for benefits                $12,220,759        $1,819,836      $13,490,388      $50,589,960

The accompanying notes are an integral part of these financial statements.


              PSI Energy, Inc. Union Employees' 401(k) Savings Plan
 Statement of Changes in Net Assets Available for Benefits, with Fund Information
                      For the Year Ended December 31, 1997




                                                                    Participant Directed
                                                                                                  Fidelity
                                                Fidelity        Fidelity                            Low-           Fidelity
                               Fidelity         Equity-           Asset          Fidelity          Priced        Diversified
                               Magellan          Income          Manager         U.S. Bond         Stock         International
                                 Fund             Fund            Fund          Index Fund          Fund             Fund
Additions to net
  assets:
Investment income:
  Net appreciation
    (depreciation) in fair
    value of investments    $1,873,609        $1,364,710       $  291,975        $10,993           $(2,091)       $(9,630)
  Interest                           -                 -                -              -                 -              -
  Dividends                    854,909           436,829          287,220         32,303            15,494          6,331
                             2,728,518         1,801,539          579,195         43,296            13,403         (3,299)
Contributions:
    Participants'            1,882,034         1,081,412          493,399        101,510            41,003         21,358
    Employer's                       -                 -                -              -                 -              -
                             1,882,034         1,081,412          493,399        101,510            41,003         21,358
Total Additions              4,610,552         2,882,951        1,072,594        144,806            54,406         18,059

Deductions from net
  assets:
  Benefits paid to
    participants               356,262           451,895          153,162         10,632                35             -
Total Deductions               356,262           451,895          153,162         10,632                35             -

Net increase/
  (decrease) prior to
  transfers                  4,254,290         2,431,056          919,432        134,174            54,371         18,059
Interfund transfers           (587,492)          267,971          (35,805)         5,373           325,672        190,033
Interplan transfers              8,431            20,914           (5,614)          (684)                -              -

Net increase/
  (decrease)                 3,675,229         2,719,941          878,013        138,863           380,043        208,092
Net assets available
    for benefits:
  Beginning of year          9,958,653         5,584,148        2,504,526        415,584                 -              -

  End of year              $13,633,882        $8,304,089       $3,382,539       $554,447          $380,043       $208,092


              PSI Energy, Inc. Union Employees' 401(k) Savings Plan
 Statement of Changes in Net Assets Available for Benefits, with Fund Information (Continued)
                      For the Year Ended December 31, 1997

                                                                                            Non-
                                                                                         Participant
                                                    Participant Directed                   Directed

                                      Fidelity
                                     Retirement
                                       Money           Cinergy                             Cinergy
                                       Market           Common         Participant          Common
                                       Fund           Stock Fund        Loan Fund         Stock Fund          Total
Additions to net
  assets:
Investment income:
  Net appreciation
    (depreciation) in fair
    value of investments              $      -        $1,987,343        $      -          $2,258,821        $ 7,775,730
  Interest                                   -                           170,597                   -            170,597
  Dividends                            252,217           659,110               -             740,256          3,284,669
                                       252,217         2,646,453         170,597           2,999,077         11,230,996
Contributions:
    Participants'                      651,880           861,719               -                   -          5,134,315
    Employer's                               -                 -               -           1,479,272          1,479,272
                                       651,880           861,719               -           1,479,272          6,613,587
Total Additions                        904,097         3,508,172         170,597           4,478,349         17,844,588

Deductions from net
  assets:
  Benefits paid to
    participants                       471,976           722,826          76,577             491,750          2,735,115
Total Deductions                       471,976           722,826          76,577             491,750          2,735,115

Net increase/
  (decrease) prior to
  transfers                            432,121         2,785,346          94,020           3,986,599         15,109,468
Interfund transfers                   (255,096)         (211,634)        579,265            (278,287)                 -
Interplan transfers                     23,983           (47,154)         (2,829)             11,907              8,954

Net increase/
  (decrease)                           201,008         2,526,558         670,456           3,720,219         15,118,422
Net assets available
    for benefits:
  Beginning of year                  4,596,066        12,220,759       1,819,836          13,490,388         50,589,960

  End of year                       $4,797,074       $14,747,317      $2,490,292         $17,210,607        $65,708,382

The accompanying notes are an integral part of these financial statements.


                                PSI ENERGY, INC.
                      UNION EMPLOYEES' 401(k) SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS


(1) Plan Description-- The PSI Energy, Inc. Union Employees' 401(k) Savings Plan (Plan) is a defined contribution plan covering union employees of PSI Energy, Inc. (PSI)(a subsidiary of Cinergy Corp.) who meet minimum age and service requirements. The Plan is administered by the PSI Benefits Committee and trusteed by the Fidelity Management Trust Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The administrative expenses of the Plan are paid by PSI. Reference should be made to the Plan document for a more complete description of the Plan's provisions.

     Under the Plan, participants may contribute up to 15% of annual pretax compensation, as defined in the Plan. In addition, a participant may make optional contributions to the Plan which, when combined with salary deferrals, may not exceed 15% of base pay. Salary deferrals and optional contributions are subject to certain limitations. The salary deferrals and optional contributions are invested by the trustee, as directed by each participant, in one or more investment funds, including the Cinergy Common Stock Fund.

     The participant's employer contributes 60% of the first 5% of base pay, contributed by each participant. An additional incentive match of up to 40% of the first 5% of base pay that a participant contributes may be contributed at the discretion of the employer's board of directors. For those employees who do not contribute to the Plan, the employer contributes an incentive match assuming the participant contributed 1% of base pay. All employer contributions must be invested by the trustee in the Cinergy Common Stock Fund. The employer contributions must remain in the Cinergy Common Stock Fund until the participant reaches age 50 and are shown on the statement of net assets available for benefits as "Non-Participant Directed" funds until the employee elects to transfer the funds to another investment option. Participants are immediately vested in all contributions and earnings thereon.

     Participants are generally eligible to receive distributions of assets from the Plan upon termination of employment (including retirement), death, or disability. Distributions are paid in a lump sum for vested benefits of $3,500 or less. Distributions are paid in a lump sum or up to ten annual installments (at the election of the participant) for vested benefits greater than $3,500. Active participants are also eligible to apply to the Plan administrator for "hardship" withdrawals from their salary deferral account in accordance with Plan provisions.

     Subject to certain limitations, employees may apply for loans from their salary deferral account balances. Such loans are reflected in the Participant Loan Fund in the accompanying financial statements. Interest on the loans is set at the prime rate plus 1/2% at the time of borrowing and are secured by the balance in the participant's account. Loans are repaid within 54 months through regular payroll deductions.

(2) Significant Accounting Policies--The financial statements of the Plan are prepared under the accrual method of accounting.

     Investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Cinergy common stock is valued at its quoted market price. Participant loans are valued at cost, which approximates market.

     Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Benefits are recorded when paid.

     Transfers of assets between the Plan and the PSI Energy, Inc. Employees' 401(k) Savings Plan occur as a result of changes in employee status between the union classification and the exempt and non-exempt classifications. Such transfers are reflected as interplan transfers on the statement of changes in net assets available for benefits.

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


(3)  Investment Options-

     The investment options of the Plan are as follows:

     Participant contributions - Upon enrollment or re-enrollment, participants direct that their contributions, including any rollover contributions, be invested in one or more of the following investment options:

     - Fidelity Magellan Fund

     The Fidelity Magellan Fund invests mainly in equity securities of domestic, foreign, and multinational issuers of all sizes that offer potential for growth with the principal purpose of seeking maximum appreciation in value.

     - Fidelity Equity-Income Fund

     The Fidelity Equity-Income Fund invests mainly in income producing equity securities with the principal purpose of earning reasonable income while considering the potential for capital appreciation.

     - Fidelity Asset Manager Fund

     The Fidelity Asset Manager Fund invests in equities, bonds and short-term instruments or mutual funds, both domestic and foreign with the principal purpose of seeking high total return while reducing risk.

     - Fidelity U.S. Bond Index Fund

     The  Fidelity  U.S.  Bond Index Fund  invests in  securities  that  include obligations of the U.S. Treasury, U.S. Agencies, corporations, mortgage-backed obligations, and U.S. dollar-denominated obligations of foreign governments with the principal purpose of seeking current income consistent with the preservation of capital.

     -    Fidelity Diversified International Fund

     The Fidelity Diversified International Fund invests primarily in stocks of companies located outside the U.S. that are included in the Morgan Stanley EAFE(R) index with the principal purpose of seeking out stocks that are undervalued compared to industry norms in their countries.

     - Fidelity Low-Priced Stock Fund

     The Fidelity Low-Priced Stock Fund invests primarily in the stocks of companies that the fund manager considers undervalued or out of favor with other investors and that could offer the possibility for significant growth with the principal purpose of seeking out stocks of smaller companies with per share prices of $25 or less.

     - Fidelity Retirement Money Market Fund

     The Fidelity Retirement Money Market Fund invests in high quality money market instruments including certificates of deposit, commercial paper, short-term corporate and U.S. Government obligations and bankers' acceptances issued by major banks. The purpose of the Fund is to seek high money market yields while maintaining preservation of capital.

     - Cinergy Common Stock Fund

     The Cinergy Common Stock Fund invests in common stock of Cinergy Corp.


(4) Federal Income Tax Status--The Internal Revenue Service has determined and informed the Plan by letter dated November 14, 1995, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's legal counsel believe the Plan is designed and is being operated in compliance with the applicable provisions of the IRC.

(5) Investments--A participant may elect or change investment funds and/or the contribution allocation percentages among funds at any time.

     The following investments exceed 5% of total net assets available for benefits at December 31, 1997 and 1996:

                                                     1997                1996

     Fidelity Magellan Fund                      $13,562,482          $9,893,011
     Fidelity Equity-Income Fund                   8,262,065           5,550,284
     Fidelity Asset Manager Fund                   3,364,616                   *
     Fidelity Retirement Money Market Fund         4,774,242           4,575,631
     Cinergy Common Stock                         31,681,980          25,048,816

     *  Less than 5%



(6) Plan Termination--Although it has not expressed any intent to do so, PSI has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.


                                                                                                                          SCHEDULE I
                                PSI ENERGY, INC.
                      UNION EMPLOYEES' 401(k) SAVINGS PLAN
            ITEM 27a--SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                December 31, 1997



Identity of Issuer, Borrower,                 Description of Investment, Including Maturity Date,
Lessor, or Similar Party                      Rate of Interest, Collateral, and Par or Maturity Value    Cost          Current Value

*      Cinergy Corp.                          Common Stock                                            $20,024,991       $31,681,980
*      Fidelity Investments                   Magellan Fund                                            11,015,208        13,562,482
*      Fidelity Investments                   Equity-Income Fund                                        6,043,360         8,262,065
*      Fidelity Investments                   Asset Manager Fund                                        2,950,634         3,364,616
*      Fidelity Investments                   U.S. Bond Index Fund                                        542,384           550,494
*      Fidelity Investments                   Low-Priced Stock Fund                                       377,116           375,042
*      Fidelity Investments                   Diversified International Stock Fund                        215,459           205,951
*      Fidelity Investments                   Retirement Money Market Fund                              4,774,242         4,774,242
*      Various plan participants              Participant loans (interest rates ranging
                                                from 5.25-9%)                                           2,490,292         2,490,292
        Total assets held for investment
          purposes                                                                                    $48,433,686       $65,267,164

*      Denotes a party-in-interest

The accompanying notes are an integral part of these financial statements.


                                                                     SCHEDULE II

                                PSI ENERGY, INC.
                      UNION EMPLOYEES' 401(K) SAVINGS PLAN

                                 EIN: 35-0594457
                                Plan Number: 101

                 Item 27d - Schedule of Reportable Transactions
                      For the Year Ended December 31, 1997


                                            Total                Total
                                          Number of            Number of        Purchase         Selling Price         Net Gain on
       Identity of Securities             Purchases              Sales          Price (A)             (A)                 Sales

Cinergy Corp. Common Stock                   180                  155          $5,108,709          $2,518,797           $736,544
  Fund

Fidelity Magellan Fund                       194                  154           3,793,446           2,007,605            303,923

Fidelity Equity-Income                       179                  128           2,665,971           1,325,571            323,299

Fidelity Asset Manager                       115                   68           1,069,433             483,363             58,646

Fidelity Retirement Money                    139                  127           1,455,585           1,256,974                  -
  Market Fund


(A) The current value of all assets acquired or disposed of, at the time of the acquisition or disposition, is equal to the purchase price or selling price, respectively.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


Date:  June 22, 1998

              PSI ENERGY, INC. UNION EMPLOYEES' 401(k) SAVINGS PLAN
                                   (The Plan)

                               /s/Jerry W. Liggett
                               (Jerry W. Liggett,
                               Plan Administrator)

                                                                      EXHIBIT 23






                    CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS




            As independent public accountants, we hereby consent to the incorporation by reference of our report dated June 22, 1998 included in the Annual Report on Form 11-K for the year ended December 31, 1997 of the PSI Energy, Inc. Union Employees' 401(k) Savings Plan, into Cinergy Corp.'s previously filed Registration Statement File No. 33-56067.




                                                             ARTHUR ANDERSEN LLP

Cincinnati, Ohio
June 22, 1998